Extraordinary General Meeting of Shareholders of Safe-T Group Ltd.

Date: January 28, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To increase the Company's authorized capital to 1,500,000,000 Ordinary Shares, no par value, and to amend and restate the Company's articles of association to reflect the same.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Shareholders of Safe-T Group Ltd. to be Held on January 28, 2020 for Holders as of January 6, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on January 23, 2020

PROXY TABULATOR FOR
SAFE-T GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Safe-T Group Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on January 23, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Safe-T Group Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business on **January 6, 2020,** at the **Extraordinary General Meeting of Shareholders** of the Company, to be held on **January 28, 2020** at **3:30 p.m. (Israel time)**, at the Company's offices at 8 Aba Eban Blvd., Building A, 1st floor, Herzliya 4672526, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
SAFE-T GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903